ASANKO RECEIVES FAVOURABLE RECOMMENDATIONS FROM
INDEPENDENT PROXY ADVISORY FIRMS FOR ALL RESOLUTIONS AT
THE UPCOMING ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, British Columbia, April 6, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis") have both recommended that Asanko shareholders vote FOR all the proposed resolutions that will be considered at the Company's upcoming Annual General and Special Meeting of Shareholders (the "AGSM") on Thursday April 30, 2020 at 10:00 a.m. (PDT).

ISS and Glass Lewis are two leading independent, third-party proxy advisory firms who, among other services, provide voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Asanko shareholders are encouraged to read the meeting materials in detail and cast their votes prior to the proxy voting deadline. Copies of the meeting materials are available under Asanko's profile on SEDAR at www.sedar.com  and under the "Investors" section on Asanko's website at https://www.asanko.com/Investors/AGM-Materials.

YOUR VOTE IS IMPORTANT -  PLEASE VOTE TODAY

The Board of Directors UNANIMOUSLY recommends that shareholders vote FOR all proposed resolutions that will be considered at the upcoming AGSM.

Submit your vote well in advance of the proxy voting deadline at 10:00 a.m. (PDT) on Tuesday April 28, 2020.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Asanko's Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

Enquiries:
Lynette Gould - SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.